December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention:	Jonathan Burr

Re:	MogulREIT II, Inc.
Offering Statement on Form 1-A
File No. 024-11298

Qualification Request
Requested Date:	December 23, 2020
Requested Time:	10:00 a.m. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, MogulREIT II, Inc. (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A, as amended (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Lauren Prevost or Shannon McNulty of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost or Shannon McNulty of Morris, Manning & Martin, LLP, at (404) 504-7744 or (404) 504-7735, respectively.

If you have any questions or comments regarding this qualification request, please direct them to Ms. Prevost.

Very truly yours,

/s/ Jilliene Helman
Jilliene Helman
Chief Executive Officer

cc:	Lauren Prevost
Shannon McNulty
Morris, Manning & Martin, LLP